New York - AG	November 29, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Launches Offering of Convertible Senior Notes

VANCOUVER, British Columbia – First Majestic Silver Corp. (NYSE: AG) (TSX: FR) (the "Company" or "First Majestic") announces that it is offering US$200 million aggregate principal amount of unsecured convertible senior notes due 2027 (the "Notes") pursuant to private placement exemptions (the "Offering"). First Majestic expects to grant the initial purchasers of the Notes an option to purchase up to an additional US$30 million aggregate principal amount of Notes. First Majestic intends to use the net proceeds of the Offering to repurchase, in separate privately negotiated transactions, a portion of its outstanding 1.875% convertible senior notes (the “Existing Notes”) and for general corporate purposes, including strategic opportunities.

In accordance with the terms of the Existing Notes, First Majestic intends to redeem, following a required 30 day notice period, any Existing Notes that are not converted or repurchased in conjunction with the Offering.

The final terms of the Offering will be determined by First Majestic and the initial purchasers. The Notes will bear cash interest semi-annually at a fixed rate and be convertible by holders into First Majestic common shares (the "Shares"). The Notes will be redeemable by First Majestic at its option in certain circumstances. Holders will have the right to require First Majestic to repurchase their Notes upon the occurrence of certain events.

The Notes and the Shares into which the Notes are convertible, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act and may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or the Shares into which the Notes are convertible, and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or the Shares into which the Notes are convertible in any jurisdiction in which such offer, solicitation or sale is unlawful.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic. Forward-looking statements include, but are not limited to, completion of the Offering, the proposed terms of the Offering, the proposed use of proceeds of the Offering and the redemption or repurchase of the Existing Notes. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to price the Notes due to market conditions; the failure to satisfy the conditions to closing of the Offering; risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; future prices of metals; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic’s Annual Information Form for the year ended December 31, 2020, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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